    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY_16, 2001
                                             REGISTRATION STATEMENT NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------


                          RETURN ASSURED INCORPORATED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                     13-3896069
--------------------------------------   ---------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)


                                                 Matthew Sebal, President
                                                Return Assured Incorporated
1901 Avenue of the Stars, Suite 1710       1901 Avenue of the Stars, Suite 1710
      Los Angeles, CA 90067                        Los Angeles, CA 90067
           887.807.4664                                  887.807.4664
--------------------------------------   ---------------------------------------
 (Address, including zip code, and       (Name, address, including zip code, and
telephone number, including area code,   telephone number, including area code,
of registrant's principal executive                 of agent for service)
            offices)

                               ------------------
                                 With copies to:
                            Adam S. Gottbetter, Esq.
                              James G. Smith, Esq.
                        Kaplan Gottbetter & Levenson, LLP
                           630 Third Avenue, 5th Floor
                             New York, NY 10017-6705
                                  212.983.6900
                               ------------------


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("the Securities Act") check the following box: |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:|_|

                               ------------------


                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------

                                                                                 Proposed        Proposed
                                                               Amount             Maximum         Maximum           Amount of
                                                                to be         Offering Price     Aggregate        Registration
Title of each Class of Securities Being Registered           Registered       Per Security(1)  Offering Price(1)      Fee
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value, $.001 per share .................   6,515,352          $ 1.03         $ 6,710,813
Common Stock underlying $1.00 warrant.....................   1,040,000          $ 1.00         $ 1,040,000
Common Stock underlying $1.43 warrant.....................      28,000          $ 1.43         $    40,400
Common Stock underlying $3.00 warrant.....................     333,333          $ 3.00         $   999,999
  Total........................................................................................$ 8,791,212            $2,198
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee for the common stock, based upon the average of the bid and asked prices of the common stock on the Nasdaq SmallCap Market on January 11, 2001, pursuant to Rule 457(c) under the Securities Act. For purposes of calculating the registration fee for the common stock underlying the warrants, based on the exercise price of the warrants pursuant to Rule 457(g) under the Securities Act.

THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8, MAY DETERMINE.

================================================================================

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                 Subject to Completion, Dated January 16, 2001

                                   PROSPECTUS

                                7,916,685 SHARES

                           RETURN ASSURED INCORPORATED

                                  COMMON STOCK

                                ----------------


         Our stockholders named in this prospectus may, from time to time, offer and sell up to 7,916,685 shares of our common stock. We will not receive any of the proceeds from the sale of the common stock being offered by this prospectus.

         Our common stock is listed on the Nasdaq SmallCap Market under the symbol "RTRN." On January 11, 2001, the last reported sale price of the common stock on the Nasdaq SmallCap Market was $1.00 share.

                                ----------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                ----------------

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------


                 The date of this Prospectus is January___, 2001

                                TABLE OF CONTENTS

                                                                            PAGE

Special Note Regarding Forward-looking Statements..............................2

Where You Can Find More Information About Us...................................2

Prospectus Summary.............................................................4

Risk Factors...................................................................6

Use of Proceeds...............................................................13

Selling Stockholders..........................................................13

Plan of Distribution..........................................................17

Indemnification...............................................................18

Legal Matters.................................................................19

Experts  .....................................................................19


         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Our Company," "Risk Factors" and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those terms or other comparable words.

         We believe that the expectations reflected in the forward-looking statements are reasonable, but we cannot guarantee future results, levels of activity, performance, or achievements.

         We do not promise to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Public Reference Room at the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. The Commission also makes these documents and other information available on its web site at http://www.sec.gov.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the common stock offered by this prospectus. This prospectus is a part of the registration statement but does not contain all of the information in the registration statement and its exhibits. For further information, we refer you to the registration statement and its exhibits.

         The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document we have filed with the Commission. The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following:

         o Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 filed with the Commission on December 14, 2000;

         o The Current Report on Form 8-K dated December 15, 2000 as filed with the Commission on January 12, 2001;

         o Any future filings we make with the Commission until the selling stockholders sell all of the common stock offered by them by this prospectus.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

                                  Return Assured Incorporated
                                  Attn: Investor Relations
                                  1901 Avenue of the Stars, Suite 1710
                                  Los Angeles, CA 90067
                                  Tel:   877.807.4664
                                  E-mail: www.returnassured.com

                               PROSPECTUS SUMMARY

                                   OUR COMPANY

Our Business

         We have brought to market the world's first proprietary business-to-business and business-to-consumer value added "web seal of approval" which provides a service that guarantees customers who order products through the web sites of merchant members that the merchants' stated return policy will be honored.

         We provide our "Return Assured Seal of Approval" web seal to those e-commerce sites that meet our criteria. If a customer orders from the site displaying this web seal, we provide assurance that the merchant displaying the web seal will honor its stated return policies. We charge the merchant for our services based on the number of orders placed through the merchant's site.

Our Strategies

Our Business Strategy

o        Generate revenue from web seal transactions.

o        Establish automated web seal tracking and monitoring.

o        Complete our executive and administrative management team.

Our Marketing Strategy

o Attract new merchants through arrangements with web portals, such as FreeLotto, eBrick and Liquor.com, to promote and endorse our web seal service to their participating merchants.

o Promote our web seal service to merchants through direct merchant campaigns.

o Attract new merchants through joint marketing programs with various marketing partners.

Our Growth Strategy

o        Increase brand awareness of our "Return Assured Seal of Approval".

o        Expand through diversifying product lines.

o        Expand through purchasing complementary businesses.

Our Strategic Relationships

         Lloyd's of London. We are insured by Lloyd's for errors and omissions relating to services provided to merchants and consumers. As a result of our association with Lloyd's, we are authorized to display the Lloyd's of London logo together with our own web seal on merchants' websites. The policy and web seal are intended to develop and build an image of stability and reliability. The policy covers cyber liability and catastrophic losses of up to $10 million.

         IBM. We have teamed up with IBM to develop a reliable, scalable and secure web environment using a three-tiered approach of IBM hardware, software and e-business services working in unison to enable our customers to transact with us on our site. Our merchants have the ability to sign up for our "Return Assured Seal of Approval" mark over the web. Consumers also have the ability to submit a return claim over the web.

Our Other Operations

o RemoteIT.com(R) RemoteIT offers networking, Internet, and communications services.

o Hergo(R) Modular Systems. Our Hergo division designs, manufactures and sells a line of functional, ergonomic, modular products, which are instrumental in achieving efficient workplace environments.

The Merger

         We recently closed the business combination of our Return Assured business and Hertz Technology Group business. On October 13, 2000, Asure Acquisition Corp., a wholly-owned subsidiary of Hertz Technology Group, Inc., a Delaware Corporation, was merged into Return Assured Incorporated, a Nevada Corporation. At the same Hertz Technology Group changed its name to Return Assured Incorporated.

         References in this prospectus to "we", "us", "our" and similar terms means Return Assured Incorporated, a Delaware corporation, formerly Hertz Technology Group, Inc.

                                  THE OFFERING

Securities Offered:                     7,916,685 shares of common stock, which
                                        includes 1,401,333 shares of common
                                        stock issuable upon exercise of warrants

Common Stock Outstanding:               8,533,604 shares

Common Stock Market Symbol:             Nasdaq SmallCap Market - "RTRN"

Use of Proceeds:                        The selling security holders will
                                        receive the net proceeds from the sale
                                        of the shares. We will receive none of
                                        the shares offered by this prospectus.

Risk Factors:                           An investment in the shares involves a
                                        high degree of risk. See "Risk Factors"
                                        commencing on the next page.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently, known to us or that we currently deem immaterial may also impair our business operations.

         Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment.

Risks associated with our business

         We have a history of losses and may not be able to operate profitably in the future. During the fiscal years ended August 31, 2000 and 1999, our Hertz Technology operations reported net losses of $2,338,069 and $694,871. As a result of operating expenses and development expenditures, our Return Assured operations have incurred cumulative net losses through August 31, 2000 of $2,323,019. If the merger occurred as of the beginning of fiscal 2000, we would have net losses for the fiscal year ended August 31, 2000 of approximately $5,852,000 on a pro forma basis. We may not be able to operate profitably in the future. We expect to experience substantial quarterly net losses for the foreseeable future, due primarily to the following factors:

o Amortization of the goodwill arising from the merger will be a continuing drain on our earnings as that goodwill is charged to earnings over future quarters;

o Competitive pricing pressures in our Hergo and RemoteIT businesses are expected to continue to negatively affect gross margins; and

o Probable significant spending on operating expenses, in particular marketing expenses to bring the attention of businesses and consumers to Return Assured's services, will likely increase losses.

         Our Return Assured business plan is unproven and we may not be able to achieve profitability. We have not generated any revenues from our Return Assured operations. We intend to focus substantially all of our efforts, and use substantially all of our current working capital, in developing our Return Assured operations. We expect that our sales and marketing, operations and administrative expenses will increase in the future. As a result, we will need to generate significant revenues to achieve and maintain profitability. We do not know if our revenues will be sufficient to pay our expenses or that we will achieve profitability. We cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Furthermore, Eli Hertz will receive 25% of the gross profit from our Hergo operations. As a result, little net cash flow from their operations, if any, will be available to us. Our net losses and negative cash flow from operating activities are likely to be substantial if:

         o we are unable to attract and retain merchants using our web seal; or

         o there is insufficient consumer demand for our web seal service.

         The demand for our web seal of approval service may be less than we expect. We believe there is a considerable demand from merchants to provide their customers with the assurance that the goods they order will be delivered and that the merchants will honor their return policies. But our management has not conducted any marketing studies to confirm that this demand exists or the extent of the demand. We may find that as customers become more comfortable with e-commerce they will not feel the need for outside assurance of delivery and returns. If that happens, the number of merchants willing to pay for our web seal service may be too small for us to be profitable.

         We may be unable to achieve our operating and financial objectives if we cannot manage our anticipated growth effectively. We anticipate that our business will grow rapidly. Our future success depends in large part on our ability to manage this anticipated growth. For us to manage this growth, we will need to:

         o expand and enhance our operating and financial procedures and controls;

         o replace or upgrade our operational and financial management information systems; and

         o        attract, train, manage and retain key employees.

         These activities are expected to place a significant strain on our financial and management resources. If we are unable to manage growth effectively, our business could suffer.

         If our business plan is successful, other companies with more resources and greater name recognition may make competition so intense that our web seal business will not be profitable. Our business plan is based on us being the first to market with our web seal service. Our service is not protected by patents or other intellectual property rights, and if it is successful a number of other companies with far more money and greater name recognition may decide to compete with us. This competition could both reduce the number of merchants who select us to provide the service and create downward pressure on the amount we could charge for the service so that we would not have enough revenue to generate a profit.

         Our business could be harmed if we are unable to retain and attract key personnel. We believe our short and long-term success depends largely on our ability to attract and retain highly skilled technical, managerial and marketing personnel, particularly additional management personnel in the areas of application integration and technical support. Competition for such personnel is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy, or we may need to pay higher compensation for employees than we currently expect. Our inability to attract and retain such personnel would limit our growth and harm our business.

         Our cyber liability insurance policy does not cover substantial portions of the cost we might incur if a merchant is unable or unwilling to deliver its product or honor its return policy. We purchased a "cyber liability" insurance policy from Lloyd's of London covering our own negligence in selecting a merchant or failing to carefully monitor the shipment and return of the merchant's products. However, that policy has a deductible of $2 million for each merchant. Since most claims are likely to be less in the aggregate than $2 million per merchant, it is unlikely that we would ever be able to make a claim under the policy.

         State regulations governing insurance could apply to our business, making that business impractical. Virtually every state tightly regulates companies who are in the business of insurance. We do not believe that our proposed business is insurance under the laws of any state. This business, however, will be entirely new and one or more states might try to regulate our operations as insurance. If our business were to be regulated as insurance our business plan would most probably not be practicable because the costs of complying with the insurance regulations would be so high that we would have to raise our fees to a level most merchants would not be willing to pay. In addition, the cost of defending against state regulators' claims, if brought, could be prohibitive.

         We will be almost entirely dependent on third parties to develop and implement our web seal service. We have entered into an agreement with IBM to evaluate our business plan and assist in developing and implementing our web site, but we cannot give any assurance that we, even with IBM's assistance, will be able to implement our business plan.

         We are currently evaluating our future plans for our Hergo and RemoteIT businesses. We have recently discontinued the operations of our Edutec and Hertz Computer operations. We are currently evaluating our plans for Hergo, which will need new equipment in the near future, and RemoteIT, which is currently operating at a loss. We are also evaluating whether some of the web-based services of RemoteIT will complement our web seal service business, and whether the expertise of that division will enhance our ability to pursue our business plan. Because our other operations are less closely linked to our web seal service business plans, we do not have any definitive plans as to the future operations of those businesses. Mr. Eli Hertz is the chief executive officer of our Hergo and RemoteIT subsidiaries and expects to continue operating those subsidiaries on a more or less autonomous basis. Additionally, if we determine that one or more of these businesses is not central to our business plan, we may dispose of or discontinue these operations.

         We cannot predict our future capital needs and we may not be able to secure additional financing. To fully implement our business plan, we will likely need to raise additional funds within the next 12 months in order to develop our web seal service, to fund continuing operating losses or to acquire complementary businesses, technologies or services. Additional financing may not be available on terms favorable to us, or may not be available to us at all. If we raise additional funds by issuing equity securities, our stockholders may experience significant dilution of their ownership interest, and these securities may have rights senior to the rights of common stock holders. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund continuing operations, promote our brand name, enhance or develop our services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

         We have no direct control over shipping and quality of products (returns) shipped by merchants. We will rely on vendors to ship merchandise directly to customers. Consequently, we will have limited control over the goods shipped by these vendors, and shipments of goods may be subject to delays. In addition, we may accept returns from customers for which we will not receive reimbursements from manufacturers or vendors. If the quality of service provided by these vendors falls below a satisfactory standard or if our level of returns exceeds expectations, this could have a harmful effect on our business.

         Our online commerce services will be vulnerable to interruption. Merchant access to our web site will directly affect the volume of orders and thus affect our revenues. System interruptions may make our web site unavailable or prevent us from processing shipments and returns efficiently, reducing the attractiveness of our services. We may need to add hardware and software and further develop and upgrade our existing technology, transaction-processing systems and network infrastructure to accommodate increased traffic on our web site and increased sales volume. We will maintain substantially all of our computer and communications hardware at one facility, in a co-location facility. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, network break-ins, earthquake and similar events. Our backup systems and disaster recovery plan may not be adequate, and we may not have sufficient business interruption insurance to compensate us for losses from a major interruption.

         Computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptions could cause system interruptions, delays and loss of critical data, and could prevent us from providing services and processing order tracking and return.

Risks associated with the merger of Hertz Technology Group and Return Assured

         We have limited operating histories as online commerce companies, which will make the business of the combined company difficult to evaluate. The merger combined two companies that have limited operating histories as online commerce companies. Hertz Technology has been in the business of providing Internet and web-based services for only a little over a year. Return Assured was formed less than a year ago. Our prospects will therefore be subject to the risks, expenses and uncertainties frequently encountered by young companies that operate in the new and rapidly evolving markets for Internet products and services. These risks include:

o        evolving and unpredictable business models;

o        intense competition;

o        our need and ability to manage growth; and

o        the rapid evolution of technology in electronic commerce.

         The integration of our two companies may be difficult. Integrating our two companies involves technological, operational and personnel-related risks. The integration process will be complex, time-consuming and expensive, and may disrupt our business. We will use common information and communication systems, facilities, operating procedures, financial controls and human resources practices. We may lose key employees that we do not anticipate losing, and the attention of our management team may be diverted from other ongoing business concerns more than we anticipate.

         We will incur significant charges to our earnings for a long time into the future as a result of the goodwill created by accounting for the merger as a purchase. The merger was accounted for as a purchase of Hertz by Return Assured. Under purchase accounting, Hertz's tangible assets were entered on our books at their fair market value. The excess of the value of the common shares and warrants issued and the cost of the transaction over the net assets of Hertz are recorded as goodwill. The transaction resulted in approximately $10,437,000 of goodwill. That goodwill will be charged to earnings over 15 years, which will result in an expense charge of $696,000 per year for the next 15 years. This continuing write-off may make it difficult for us to obtain financing in the future.

         We will incur additional charges to our earnings for compensation payable to Mr. Hertz under his employment agreement with Hergo and his consulting agreement with us. The employment arrangements after the merger include a five-year employment agreement between Eli Hertz and our Hergo subsidiary and a two-year consulting agreement between Mr. Hertz and us. Under the employment agreement, Mr. Hertz is to receive $250,000 per year and under the consulting agreement he is to receive $125,000 per year. These costs will be in addition to whatever compensation we decide to pay our senior management. In addition, Mr. Hertz will receive 25% of the gross profit from Hergo. The share of gross profits will be payable whether or not we or our subsidiaries earn a net profit. The added costs will be a continuing drag on earnings over the terms of these agreements and may make it difficult to obtain financing in the future.

         The cash payment required to redeem Mr. Hertz's common stock has reduced our available working capital which could make it more difficult for us to meet our obligations and limit future expansion. We purchased 115,385 shares of common stock from Eli E. Hertz at the close of the merger for $435,000 cash and a $290,000 note due April 17, 2001. The funds that were available to purchase the shares were the cash of the combined companies on hand at the time the merger was completed and the proceeds of sale of the Series A preferred stock. As a result, it will reduce our working capital.

Risks associated with our industry

         We will operate in an extremely competitive market and we could lose revenue and customers to competitors. It is perceived to be easy to enter the online commerce services market. Current and new competitors can launch new online commerce web sites at relatively low cost. Competition in services to online commerce will likely increase as well-recognized web participants decide to enter this market segment. Increased competition may result in price reductions, reduced gross margins, increased marketing costs or loss of market share, or any combination of these problems.

         Major credit card companies already offer some protection against both failure to deliver and the delivery of defective products, and they may decide to compete with us by, for example, themselves undertaking to resolve delivery disputes or guaranty delivery and returns for customers who use their cards to purchase online.

         We may not be successful in competing against these competitors. Many of these competitors have greater financial, marketing, customer support, technical and other resources than us. As a result, they may be able to provide the same services we provide on more favorable terms than us, and they may be able to respond more quickly to changes in customer preference or to devote greater resources to the development, promotion and sale of their services than we can. If competition increases and our branding efforts are not successful, we may not be able to command higher margins on our services, or we may lose revenue and customers to our competitors.

         Our business may be affected by government regulation. The need for our services may be reduced by future state or federal regulation providing for governmental enforcement of the obligations of online merchants to deliver their products and honor returns policies. Even if this does not happen, it is possible that one or more states may decide that our proposed business is close enough to the business of insurance that it should be regulated like insurance. This could result in an interference with our business that would create unacceptable costs to us.

         The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and some other Internet activities. Our business may be harmed by the passage of laws in the future imposing taxes or other burdensome regulations on online commerce.

         Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase our cost of doing business or otherwise have a harmful effect on our business.

Risks associated with investing in us

         We expect our stock price to be volatile. The market price of the shares of our common stock has been, and will likely continue to be, subject to wide fluctuations in response to several factors, such as:

o        actual or anticipated variations in our results of operations;

o        announcements of technological innovations;

o        new services or product introductions by us or our competitors;

o        changes in financial estimates by securities analysts; and

o conditions and trends in the Internet and electronic commerce industries.

         The stock markets generally, and the Nasdaq SmallCap Market in particular, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies and that often have been unrelated or disproportionate to the operating performance of those companies. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

         Shares of our outstanding common stock may increase more than expected because the conversion price of our Series A preferred stock is not fixed, but is determined based on the market value of the common stock at the time of conversion. Our operations are initially being financed by the sale of $5 million in Series A convertible preferred stock. This convertible preferred stock has a maximum conversion price of $3.00 per share. However, if the market price of our stock at the time of conversion is below $3.00 per share the conversion price is reduced to the market price at that time. As a result, if our common stock declines significantly in price, we will have to issue more shares of common stock than we would if the conversion price were fixed. Nothing in the agreement for sale of the preferred stock would prevent the holder of the preferred stock from repeatedly selling the stock short and covering its short sale at a lower price. It would not be subject to the usual risks of a short seller, who might have to buy back the stock it has sold at an undetermined and much higher price in order to cover his short position, because the conversion can never go above $3.00 per share. In addition, a holder of the preferred stock could continue converting and selling at ever lower prices without incurring an economic loss. These sales could result in a major decline in the price of our common stock. They could also make us more vulnerable to a takeover by an outside party. The holder of the Series A preferred stock has agreed with us to never own more than 4.99% of our common stock. As a result the holder must sell enough shares upon each conversion to not violate our agreement - possibly depressing our stock price.

         The following table illustrates the number of shares that we would be required to issue at various assumed prices upon conversion of the $5,000,000 of the Series A preferred stock, subject to the limitations described in the text following the table. This table is for illustrative purposes only, and should not be assumed to represent our projections of the range of future stock prices.

                 Shares of Common Stock      Common Stock Underlying Series A
Conversion        Issuable Under the      Preferred Stockholders as a Percentage
Share Price     Series A Preferred Stock    of Total Common Stock Outstanding(1)
-----------     ------------------------  --------------------------------------
   $1.00               5,000,000                           37%
   $2.00               2,500,000                           23%
   $3.00               1,666,667                           16%
   $4.00               1,666,667                           16%
   $5.00               1,666,667                           16%

----------
(1)   Based on 8,533,604 shares outstanding on January 11, 2001.

         You could therefore experience dilution of your ownership percentage upon conversion of the convertible preferred stock. The exercise of such a large amount of stock, especially if close in time, may have a substantial negative effect on the market price of our common stock.

         We may be required to redeem the preferred stock for an amount that would force us to go out of business. The agreement for sale of the Series A preferred stock requires us to maintain an effective registration statement covering resale of the shares of common stock that may be issued upon conversion. If we are unable to maintain the effectiveness of that registration statement or otherwise do not comply with agreements we make with holders of that preferred stock, we will have to redeem all the outstanding preferred stock at the stated value of $1,000 per share plus accrued dividends. There is no provision in the agreement for payment of this obligation over time, and we will not have any commitment for credit to finance the payment of the redemption price. As a result, a redemption may leave us with not enough liquid assets to continue paying our other debts and we may be forced to go out of business.

         If our common stock is delisted from Nasdaq, liquidity in our common stock will likely be adversely affected. Our common stock is listed for trading on the Nasdaq SmallCap Market. In order to continue to be listed on Nasdaq, however, we must meet certain criteria, including one of the following:

o        maintaining $2,000,000 in net tangible assets,

o        having a market capitalization of at least $35,000,000, or

o        having net income of $500,000.

         In addition, the minimum bid price of our common stock must be at least $1.00 per share and the market value of the public float must be at least $1,000,000. On January 11, 2001, our bid price was $1.00. The dilution to our stockholders which could be caused by the conversion of a substantial amount of our Series A convertible preferred stock could cause the per share value of our common stock to drop below the minimum bid price of $1.00. As of August 31, 2000, on a pro forma basis, we had net tangible assets of $7,002,000 and did not satisfy the requirements for market capitalization or net income. The failure to meet Nasdaq's maintenance criteria may result in the delisting of the our common stock from Nasdaq, and trading, if any, in our securities would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, you could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

         If our common stock is delisted from Nasdaq, our common stock may become subject to the penny stock rules. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The rules require that, prior to a transaction in a penny stock not otherwise exempt from the rules, the broker-dealer must:

o deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market;

o provide the customer with current bid and offer quotations for the penny stock;

o disclose the compensation of the broker-dealer and its salesperson in connection with the transaction;

o provide the customer monthly account statements showing the market value of each penny stock held in the customer's account; and

o make a special written determination that the penny stock is a suitable investment for the customer and receive the customer's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the liquidity of penny stocks. If our securities are subject to the penny stock rules, you may find it more difficult to sell your shares of our common stock.

         Our ability to pay dividends is limited. We currently intend to retain any future earnings and, therefore, do not plan to pay dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, financial condition and other factors that our board of directors deems relevant. We cannot assure you that dividends will ever be paid.

         Shares eligible for future sales by our current stockholders may adversely affect the price of our stock. The market price of our common stock could decline as a result of sales of shares of common stock by our existing stockholders. These sales might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         Anti-takeover provisions and our right to issue preferred stock could make a third party acquisition of us difficult and could deprive our stockholders of a takeover premium for their shares. We are a Delaware corporation. Anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to shareholders. Our amended certificate of incorporation provides that our board of directors may issue preferred stock without shareholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us. Our board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change of control of us and would adversely affect the market price of our common stock or voting and other rights of holders of our common stock.

         The exercise of outstanding options and warrants will dilute the interests of our stockholders. As of January 11, 2001, we had 8,533,604 shares of our common stock outstanding. If all our outstanding options and warrants are exercised, we will have approximately 13.8 million shares outstanding. Thus, the percentage of shares owned by all existing stockholders will be reduced proportionately as warrants are exercised.

                                 USE OF PROCEEDS

         All of the shares of common stock offered by this prospectus are being offered by the selling stockholders listed under "Selling Stockholders." We will not receive any proceeds from sales of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         On October 13, 2000, we issued

o        4,895,685 shares of common stock and

o        warrants to purchase 1,401,333 shares of common stock

to the stockholders of Return Assured Incorporated, a Nevada corporation, in connection with the merger of Return Assured Incorporated and Hertz Technology Group, Inc.

         On December 15, 2000, we entered into an agreement with PlasmaNet, Inc., the provider of FreeLotto.com, to deliver to us up to one million names and related information for $6 worth of our common stock per name, up to a maximum of 1.4 million shares. As of January 11, 2001, we have delivered 542,066 shares to PlasmaNet.

         As part of the above transactions, we agreed to register the shares being offered by this prospectus.

         Some of the selling stockholders have agreed not to sell any shares of our common stock they have acquired as a result of the merger for up to 36 months from the date of the merger, or October 13, 2003 without the consent of us and Capital Investment Partners, LLC. Selling stockholders may sell a portion of their shares over time as indicated by the following table:

(A) These selling stockholders may sell up to 7.5% of their shares each month over a 15 month period commencing November 2000.

(B) These selling stockholders may sell up to 25% of their shares each six months over a 24 month period commencing April 2001.

(C) These selling stockholders may sell up to 25% of their shares each six months over a 24 month period commencing November 2001.

         PlasmaNet has agreed not to sell the shares for 30 days from the date it receives the shares.

         The following table sets forth information as of January 11, 2001 about the selling stockholders and the number of shares of common stock beneficially owned by each selling stockholder, all of which are offered by this prospectus. For purposes of computing the number and percentage of shares beneficially owned by a selling stockholder on January 11, 2001, any shares which such person has the right to acquire within 60 days after such date are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other selling stockholder:

                                                                      Shares
                                                                     Owned Upon    Percent
                                Shares Being     Percent Owned       Completion   Owned After
Name and Address                  Offered      Before Offering (1)   of Offering  Offering
----------------                ------------   -------------------  ------------  -----------
Jason Benko                         2,667             *                   0           0
Malcolm Biddle                      7,000             *                   0           0
Morris Biddle                       3,000             *                   0           0
Thomas J. Blenkhorn                 5,000             *                   0           0
Eugene Bouthot                      7,200             *                   0           0
Robert Campbell                    20,000             *                   0           0
Kirk Caoutte                       10,000             *                   0           0
Maritama Carison & James Reddy      1,400             *                   0           0
Doug Chapman                       20,000             *                   0           0
Michael Cotter                      2,667             *                   0           0
David & Denise Cotton               6,000             *                   0           0
Michael Doyle                       7,000             *                   0           0
Paul Edwards                        3,655             *                   0           0
David Ewert                         1,000             *                   0           0

                                                                      Shares
                                                                     Owned Upon    Percent
                                Shares Being     Percent Owned       Completion   Owned After
Name and Address                  Offered      Before Offering (1)   of Offering  Offering
----------------                ------------  --------------------  ------------  -----------
Trevor Eyford                        5,000             *                  0           0
Patrick W. Fiander                   3,000             *                  0           0
Groundhog Construction              20,000             *                  0           0
Dean Haley                           1,400             *                  0           0
Shannon Hamana                       6,400             *                  0           0
Andrea Hrubsa                        3,500             *                  0           0
Jean Joyce                           1,400             *                  0           0
Harold & Anna Kettleson             10,000             *                  0           0
Hanna Kirby                          3,000             *                  0           0
Raymond Lee                          6,000             *                  0           0
Shawn MacKinnon                      8,000             *                  0           0
Daniel Maguire                       5,000             *                  0           0
Phillip Moir                         1,000             *                  0           0
Louise Mulberry                      8,800             *                  0           0
Shane O'Connor                       2,000             *                  0           0
Jonathan Prinn                      12,930             *                  0           0
Mark Rankin                          8,000             *                  0           0
Fiona Roeske                        10,000             *                  0           0
Stephen Rolls                        2,000             *                  0           0
Helen Rygmyr                        10,000             *                  0           0
Don Sampson                          3,500             *                  0           0
Robert Sayer                         8,500             *                  0           0
Matthew Schwass                      1,000             *                  0           0
Ross Smith                           5,000             *                  0           0
John Sorel                          10,000             *                  0           0
T-Bone Productions                  10,000             *                  0           0
Mark Taylor                          2,000             *                  0           0
The Hedgehog Privit, Inc.            2,666             *                  0           0
Thom McCann                          1,000             *                  0           0
Patrick Thrift                       5,000             *                  0           0
Peter Thrift                         8,000             *                  0           0
Greg van Ginkel                      5,000             *                  0           0
Sean Blackwell                     265,000           3.11%                0           0
Jennifer Jorgensen                  10,000             *                  0           0
Shelley Moffat                      30,000             *                  0           0
Michael Sweatman (1)                20,000             *                  0           0
Mike Carter                          5,000             *                  0           0
David Davidson                       5,000             *                  0           0
Shauntele Wilson                    10,000             *                  0           0
Paul Davey                          20,000             *                  0           0
Borisa Kovacevic                     5,000             *                  0           0
Jeffrey Nicols                      40,000             *                  0           0
Joe Money                           10,000             *                  0           0
Ascension Holdings Limited (B)(2)  450,000           5.09%                0           0
Advanced Strategies, Inc. (B)(3)   450,000           5.18%                0           0
Dale VanderGeissen (C)(4)           45,000             *                  0           0
John A. Carter (C)                 600,000           7.03%                0           0
Robert Blagman (C)(5)               45,000             *                  0           0
Foundation Concordia (B)(3)        300,000           3.45%                0           0

                                                                      Shares
                                                                     Owned Upon    Percent
                                Shares Being     Percent Owned       Completion   Owned After
Name and Address                  Offered      Before Offering (1)   of Offering  Offering
----------------                ------------  --------------------  ------------  -----------
David McMillan (B)                   150,000           1.76%              0           0
Glenn Hooper (C)                      50,000             *                0           0
Trailblazer Holdings, Ltd. (B)       150,000           1.76%              0           0
Capsicum Verte (B)                   150,000           1.76%              0           0
Michael Mulberry (C)(7)              600,000           7.03%              0           0
John Canzano                         245,000           2.87%              0           0
Joseph Campagna (6)                  334,000           3.91%              0           0
Partner Marketing AG                  35,000             *                0           0
Christoph Burckhardt                  70,000             *                0           0
Turbo International, Ltd.             95,000           1.11%              0           0
Shangri-La Investments Ltd.          105,000           1.23%              0           0
Matthew Sebal (C)(8)                 300,000           3.52%              0           0
Dunlap Industries, Inc. (9)          200,000           2.33%              0           0
KGL Investments, Ltd. (A)(10)        997,000          10.95%              0           0
Donahue & Associates (A)(11)         340,000           3.91%              0           0
Rusper International, Inc.           100,000           1.17%              0           0
PlasmaNet, Inc.(12)                1,400,000          16.41%              0           0

TOTAL                              7,916,685


* Less than one percent

(1)      Mr. Sweatman is our Vice President of Finance and Chief Accounting
         Officer.

(2) Includes 300,000 shares underlying a warrant exercisable at $1.00 per share.

(3) Includes 150,000 shares underlying a warrant exercisable at $1.00 per share.

(4)      Mr. Vander Geissen is a director.

(5)      Mr. Blagman is a director.

(6) Includes 14,000 shares underlying a warrant exercisable at $1.43 per share.

(7)      Mr. Mulberry is our Vice President Investor Relations.

(8)      Mr. Sebal is our President and Chairman of the Board.

(9) Includes 50,000 shares underlying a warrant exercisable at $1.00 per share.

(10) Includes 14,000 shares underlying a warrant exercisable at $1.43 per share. Includes 220,000 shares underlying a warrant exercisable at $1.00 per share. Includes 333,333 shares underlying a warrant exercisable at $3.00 per share. The principals of KGL Investments Ltd. are the principals of Kaplan Gottbetter & Levenson, LLP, our counsel, who will pass on the validity of the issuance of the shares being offered by this prospectus.

(11) Includes 170,000 shares underlying a warrant exercisable at $1.00 per share.

(12) Up to 1,400,000 shares are issuable to PlasmaNet, Inc. in return for new members referred to, and registered by, us under a program promotion agreement. 542,066 shares have been issued to PlasmaNet, Inc. under the agreement. Additional shares may be issued to PlasmaNet, Inc. under agreement in accordance with the following formula: S= (M x 6) /
         (P); where:

            S = number of shares to be issued and delivered to PlasmaNet for that calendar week;

            M = number of new members referred by PlasmaNet and registered by us in that calendar week; and

            P = The average last sale price of our common stock as reported by the Nasdaq Stock Market during that calendar week, but not less than $1.00.


                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the common stock being offered by this prospectus from time to time directly to other purchasers, or to or through dealers or agents. To the extent required, a prospectus supplement with respect to the common stock will set forth the terms of the offering of the common stock, including the name(s) of any dealer or agents, the number of shares of common stock to be sold, the price of the common stock, any underwriting discount or other items constituting underwriters' compensation.

         The selling stockholders may sell their stock from time to time directly or, alternatively, through broker-dealers or agents. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. They may sell their common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sales may be made in transactions (which may involve crosses or block transactions)

o on any national securities exchange for quotation services on which the common stock may be listed or quoted at the time of sale

o        in the over-the-counter market,

o in transactions other than on such exchanges or services or in the over-the-counter market, or

o        through the writing of options.

         In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers, and those broker-dealers may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell short the common stock offered by this prospectus and deliver that common stock to close out such short positions, or lend or pledge such common stock to broker-dealers that in turn may sell such securities. Some of the common stock offered by this prospectus also may be sold under Rule 144 under the Securities Act.

         The selling stockholders and any brokers, dealers or agents described above may be deemed "underwriters" as that term is defined by the Securities Act.

         Each selling stockholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M may limit the timing of purchases and sales of securities by selling stockholders and others participating in a distribution of securities. In addition, under Regulation M, those engaged in a distribution of securities may not at the same time make a market in the securities or take other actions that may affect the market price of the securities for a specified period of time before the beginning of the distribution, subject to some exceptions or exemptions. All of the restrictions described above may affect the marketability of the securities offered by this prospectus.

         If a dealer is used in the sale of any common stock where this prospectus is delivered, the selling stockholders may sell the common stock to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, the name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

         In connection with the sale of common stock, dealers or agents may receive discounts, concessions, or commissions from the selling stockholders or from purchasers of the common stock for whom they may act as agents. Agents and dealers participating in the distribution of the common stock may be deemed to be underwriters, and any compensation received by them and any profit on the resale of common stock by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         Under the merger agreement, we have agreed to pay costs and expenses associated with the registration of the shares of common stock to be sold by this prospectus. In addition, the selling stockholders may be entitled to indemnification against certain liabilities under the merger agreement.

         We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser before or at the time of such sale.

                                 INDEMNIFICATION

         Section 145 of the Delaware General Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents. Our Amended and Restated Certificate of Incorporation and our By-laws provide for indemnification of our directors, officers, agents and employees to the full extent permissible under the General Corporation Law. The General Corporation Law also allows a corporation to eliminate the liability of directors for breach of fiduciary duty in some cases. Our certificate of incorporation eliminates that liability to the full extent permitted by the that law.

         We have signed indemnification agreements with each of our directors and executive officers. Each of these agreements provides that we will indemnify that person against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of our company. This indemnification will be available if the acts of the person we are indemnifying were in good faith, if he acted in a manner he reasonably believes to be in or not opposed to our best interest and, as to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

         The registration rights we have granted the selling stockholders, contain indemnification provisions.

         We maintain directors' and officers' liability insurance coverage with an aggregate policy limit of $5 million for each policy year.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The validity of the issuance of shares of common stock offered by this prospectus will be passed upon for us by Kaplan Gottbetter & Levenson, LLP. The principals of Kaplan Gottbetter & Levenson, LLP are also the principals of KGL Investments, Ltd., a selling stockholder in this prospectus.

                                     EXPERTS

         Our financial statements as of August 31, 2000 and 1999 and for the years then ended have been incorporated by reference in this prospectus and in the registration statement in reliance on the report of Goldstein Golub Kessler LLP, independent auditors, given upon the authority of that firm as experts in accounting and auditing. Financial statements of our subsidiary, Return Assured Incorporated, a Nevada corporation, as of August 31, 2000 and August 31, 1999 and for the years then ended have been incorporated by reference in this prospectus and in the registration statement in reliance on the report of Pannell Kerr Forster, chartered accountants, given upon the authority of that firm as experts in accounting and auditing.

                                7,916,685 SHARES

                           RETURN ASSURED INCORPORATED

                                  COMMON STOCK




                           ---------------------------

                                   PROSPECTUS

                           ---------------------------




                                JANUARY ___, 2001

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Securities and Exchange Commission Registration Fee                       $2,198

Printing and Engraving Expenses                                                *

Nasdaq Qualification Fee                                                       *

Legal Fees and Expenses                                                        *

Accounting Fees and Expenses                                                   *

Miscellaneous Fees and Expenses                                                *

Total                                                                          *

----------

*  To be completed by amendment.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law ("GCL") grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof. Article Sixth of the Registrant's Amended and Restated Certificate of Incorporation ("Certificate") and Article V of the Registrant's By-laws provide for indemnification of Registrant's directors, officers, agents and employees to the full extent permissible under Section 145 of the GCL. Section 102(b)(7) of the GCL authorizes a corporation to eliminate the liability of directors for breach of fiduciary duty in certain cases. Article Eighth of the Certificate eliminates such liability to the full extent permitted by the GCL.

         Registrant has entered into indemnification agreements with each of its directors and executive officers. Each such agreement provides that Registrant will indemnify the indemnitee against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of Registrant. Such indemnification will be available if the acts of the indemnitee were in good faith, if the indemnitee acted in a manner he reasonably believes to be in or not opposed to the best interest of Registrant and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his conduct was unlawful.

         The registration rights granted by Registrant to selling stockholders, contain indemnification provisions.

         Registrant maintains directors' and officers' liability insurance coverage with an aggregate policy limit of $5 million for each policy year.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits

                  An Exhibit Index has been attached as part of this Registration Statement and is incorporated herein by reference.

         (b)      Financial Statement Schedules

                  Schedules are omitted because they are either not required, are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

ITEM 17.   UNDERTAKINGS

         a.       The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (a) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (b) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (c) To include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the

Registration Statement shall by deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         d.       The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of January, 2001.

                                                RETURN ASSURED INCORPORATED
                                                (Registrant)

                                                By:      /s/ MATTHEW SEBAL
                                                   -----------------------------
                                                   Name:  Matthew Sebal
                                                   Title:    President

         Known All Men by These Presents, that each person whose signature appears below does hereby constitute and appoint Matthew Sebal with full power to act as his or her true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement including without limitation any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he or she could or might do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on January 11, 2001.

                                    By: /s/ MATTHEW SEBAL
                                        -----------------
                                            Matthew Sebal
                                            President and Chairman of the Board

                                    By: /s/ MICHAEL HILLERBRAND
                                       ------------------------
                                            Michael Hillerbrand
                                            Director

                                    By: /s/ ROBERT BLAGMAN
                                        -------------------
                                            Robert Blagman
                                            Director

                                    By: /s/ DALE VANDER GEISSEN
                                       ------------------------
                                            Dale Vander Geissen
                                            Director

                                    By: /s/ BARRY GOLDSAMMLER
                                        ---------------------
                                            Barry Goldsammler
                                            Chief Financial Officer

                                    By: /s/ MICHAEL SWEATMAN
                                        --------------------
                                            Michael Sweatman
                                            Vice President of Finance and
                                            Chief Accounting Officer

                                  EXHIBIT INDEX

Exhibit No.    Description

   5.1         Form of opinion of Kaplan Gottbetter & Levenson, LLP

  23.1         Consent of Goldstein Golub Kessler LLP

  23.2         Consent of Pannell Kerr Forster

  23.3         Consent of Kaplan Gottbetter & Levenson, LLP
               (included in Exhibit 5)

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